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EXHIBIT 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2003	2002
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	21,313	20,771

Net income available to common shareholders	$5,963	$9,756

Net income per share-basic	$0.28	$0.47

NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	21,313	20,771
Net effect of dilutive stock options based on the treasury stock method using the average market price	130	398

Total	21,443	21,169

Net income available to common shareholders	$5,963	$9,756

Net income per share-diluted	$0.28	$0.46

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IHOP CORP. AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (In thousands, except per share data) (Unaudited)